UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel+31 26 3778 292
Fax+31 26 4438 381
www.arcadis-global.com

ARCADIS AWARDED $10 MILLION GRiP® CONTRACT FOR U.S. ARMY

ARNHEM, THE NETHERLANDS — March 14, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design, engineering and management services company today announced the award of a performance-based environmental remediation services contract with a value of almost $10 million under the GRiP® program for the Radford Army Ammunition Plant (RAAP), by the U.S. Army Environmental Command (USAEC).

RAAP is located 40 miles west of Roanoke, Virginia with a primary mission to manufacture munitions’ propellants which it has been performing since 1941. Explosive and metals residues, present at a number of sites located in two non-contiguous areas approximately six miles apart — the Main Manufacturing Area and New River Unit, will be the focus of this restoration effort.  With this award, the Army not only expects restoration that mitigates human health and ecological risks but that this work is achieved in a cooperative effort with USEPA Region III and the Virginia Department of Environmental Quality (VDEQ) and in a manner that secures a reduction in the life-cycle costs previously developed by the Government for restoration of the sites.

As an industry leader in environmental remediation, ARCADIS will address the Government’s interests, in large part, through the application of its expertise in sediments and risk assessment as well as innovative technology applications for soil and groundwater restoration.  Additionally, the firm will draw upon its closure focused, performance-based project management approaches to drive the sites to their needed end-points as expeditiously as possible.

“We appreciate the opportunity to provide our innovative approaches and considerable experience to RAAP and to support the U.S. Army in meeting its environmental objectives”, stated Steve Blake, CEO for ARCADIS’ U.S. Operations. “Our ability to achieve the Army’s objectives for this project stems from our experience applying our successful GRiP® approach (guaranteed remediation program) to difficult sites for more than a decade. We are confident that we can continue to deliver these quality services as the Army continues to expand its implementation of Performance Based Contracting for its contaminated sites.”

ARCADIS is an international company providing project management, design, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure — Environment — Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With more than 13,000 employees and over €1.5 billion in gross revenue. A multinational presence with an extensive international network and knowledge and experience that is internationally renowned. Focused on creating value for clients. Responsible and committed, thinking and acting. Results count.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604, cell phone *31-6-2706-1880 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 17, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer